NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE NO. 82-4749




06013552

May 8, 2006

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated May 8, 2006

Please find enclosed 3 copies of the news release listed above.

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill


SEC MAIL PROCESSING
RECEIVED
MAY 18 2006
WASH. D.C. 209 SECTION

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 8, 2006**

News Release: **06-03** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI HAS COMMENCED FIELDWORK AT THE COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is ... work has started at its Cold Springs Property in the Al... hase of fieldwork will include geological mapping, rock ... ers of Controlled Source Audio-frequency Magnetotellu... g. The primary objective of the geophysical survey is ... d targets along the range front, identify fault zones, and ... alteration in the subsurface.


Need US
letter
SEC MAIL PROCESSING SECTION
RECEIVED
MAY 18 2006
WASH. DC
209

The goals of this phase of surface expl... xtent of known mineralization and alteration, explore for ... igh priority drill targets. Results from this first phase of e... by mid-June.

The Cold Springs Property contains an e... llent potential to host a million ounce plus gold deposi... quartz veins taken by Northern Abitibi personnel have ... g/t gold and 1230 g/t silver (1.2 kg/ton). Northern Abitil... DEX Inc. can earn a 100% interest in the property by ma... ...ing $155,000 US over 4 years. The property vendor will retain a ... ...elter Royalty, 2% of which is purchasable at Northern Abitibi's election for $1,500,000 US.

Northern Abitibi has elected not to continue exploration at the Silver Park property in Lincoln County, Nevada. The recent 8-hole drill program at Silver Park encountered large zones of silicification with anomalous gold and silver but failed to intersect any of the higher-grade zones identified from surface sampling. The Silver Park option will be allowed to lapse and the property will be returned to the vendors.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 8, 2006**

News Release: **06-03** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI HAS COMMENCED FIELDWORK AT THE COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA

Need US letter

Northern Abitibi Mining Corp. ("Northern Abitibi") is [illegible] work has started at its Cold Springs Property in the Al[illegible] phase of fieldwork will include geological mapping, rock [illegible] ers of Controlled Source Audio-frequency Magnetotellu[illegible]. The primary objective of the geophysical survey is [illegible] nd targets along the range front, identify fault zones, and [illegible] alteration in the subsurface.

The goals of this phase of surface expl[illegible] xtent of known mineralization and alteration, explore for [illegible] igh priority drill targets. Results from this first phase of e[illegible] by mid-June.

The Cold Springs Property contains an e[illegible] llent potential to host a million ounce plus gold deposi[illegible] quartz veins taken by Northern Abitibi personnel have [illegible] g/t gold and 1230 g/t silver (1.2 kg/ton). Northern Abitil[illegible] DEX Inc. can earn a 100% interest in the property by ma[illegible] $155,000 US over 4 years. The property vendor will retain a [illegible] Smelter Royalty, 2% of which is purchasable at Northern Abitibi's election for $1,500,000 US.

Northern Abitibi has elected not to continue exploration at the Silver Park property in Lincoln County, Nevada. The recent 8-hole drill program at Silver Park encountered large zones of silicification with anomalous gold and silver but failed to intersect any of the higher-grade zones identified from surface sampling. The Silver Park option will be allowed to lapse and the property will be returned to the vendors.

"Shane Ebert"
Shane Ebert
President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 8, 2006**

News Release: **06-03** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI HAS COMMENCED FIELDWORK AT THE COLD SPRINGS GOLD-SILVER PROPERTY, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pl... work has started at its Cold Springs Property in the Al... hase of fieldwork will include geological mapping, rock ... ers of Controlled Source Audio-frequency Magnetotellu... g. The primary objective of the geophysical survey is ... d targets along the range front, identify fault zones, and ... alteration in the subsurface.


Need US letter
SEC MAIL PROCESSING
RECEIVED
MAY 18 2006
WASH. D.C.
209
SECTION

The goals of this phase of surface expl... xtent of known mineralization and alteration, explore for ... igh priority drill targets. Results from this first phase of e... by mid-June.

The Cold Springs Property contains an e... llent potential to host a million ounce plus gold deposi... quartz veins taken by Northern Abitibi personnel have ... g/t gold and 1230 g/t silver (1.2 kg/ton). Northern Abitil... DEX Inc. can earn a 100% interest in the property by ma... ...ing $155,000 US over 4 years. The property vendor will retain a ... Smelter Royalty, 2% of which is purchasable at Northern Abitibi's election for $1,500,000 US.

Northern Abitibi has elected not to continue exploration at the Silver Park property in Lincoln County, Nevada. The recent 8-hole drill program at Silver Park encountered large zones of silicification with anomalous gold and silver but failed to intersect any of the higher-grade zones identified from surface sampling. The Silver Park option will be allowed to lapse and the property will be returned to the vendors.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.